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                           July 9, 2021

       Gordon Roth
       Chief Financial Officer
       Roth CH Acquisition II Co.
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
II Co.
                                                            Registration
Statement on Form S-1
                                                            Filed July 1, 2021
                                                            File No. 333-257610

       Dear Mr. Roth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Mitchell Nussbaum, Esq.